Exhibit 99.1

MATERIAL FACT

Intercont (Cayman) Limited Announces the Meeting of the Holders of Class A Ordinary Shares and Extraordinary Shareholder Meeting

On May 12, 2026, The board of directors of Intercont (Cayman) Limited (“We”, “Us” or the “Company”) passed board resolutions that the Company will hold a meeting of the holders of Class A Ordinary Shares (the “Class A Meeting”) on Friday, June 5, 2026 at 9:00 a.m. (Eastern Time), and an extraordinary general meeting of its shareholders (the “EGM”) immediately following the Class A Meeting, to seek approval for:

In the Class A Meeting:

(i)	to increase the authorized share capital of the Company (the “Authorised Share Capital”) to US$250,000,000.00 divided into 100,000,000,000 ordinary shares of par value of US$0.0025 each (each an “Ordinary Share”), comprising (A) 80,000,000,000 Class A Shares of a par value of US$0.0025 each (each a “Class A Share”); and (B) 20,000,000,000 Class B Shares of a par value of US$0.0025 each (each a “Class B Share”) (the “Increase of Share Capital”), by redesignation of:

(1)	the newly increased and unissued 79,960,206,598.04 Ordinary Shares be redesignated as Class A Shares; and

(2)	the newly increased and unissued 19,999,793,401.96 Ordinary Shares be redesignated into Class B Shares.

This proposal is referred to as the “Increase of Class B Ordinary Shares in the Authorised Share Capital Proposal” or “Proposal No. 1”

(ii)	following the Increase of Share Capital, to change Class B Share Voting Right from thirty (30) votes per one Class B Share to one hundred (100) votes per one Class B Share on all matters subject to the votes at general meetings of the Company (the “Change of Voting Right of Class B Shares”).

This proposal is referred to as the “Change of Voting Right of Class B Shares Proposal” or “Proposal No. 2”

In the EGM:

(i)	to increase the authorized share capital of the Company (the “Authorised Share Capital”) to US$250,000,000.00 divided into 100,000,000,000 ordinary shares of par value of US$0.0025 each (each an “Ordinary Share”), comprising of (A) 80,000,000,000 Class A Shares of a par value of US$0.0025 each (each a “Class A Share”); and (B) 20,000,000,000 Class B Shares of a par value of US$0.0025 each (each a “Class B Share”) (the “Increase of Share Capital”), by redesignation of:

(1)	the newly increased and unissued 79,960,206,598.04 Ordinary Shares be redesignated as Class A Shares; and

(2)	the newly increased and unissued 19,999,793,401.96 Ordinary Shares be redesignated into Class B Shares.

This proposal is referred to as the “Increase of Share Proposal” or “Proposal No. 1”

(ii)	following the Increase of Share Capital, to change Class B Share Voting Right from thirty (30) votes per one Class B Share to one hundred (100) votes per one Class B Share on all matters subject to the votes at general meetings of the Company (the “Change of Voting Right of Class B Shares”).

This proposal is referred to as the “Change of Voting Right of Class B Shares Proposal” or “Proposal No. 2”

(iii)	subject to and conditional upon approval by the shareholders of Proposal No. 1, and Proposal No. 2 and all requisite class consents being obtained, to adopt the third amended and restated articles of association of the Company (the “AR M&A”) in replacement of the second amended and restated memorandum and articles of association as adopted on January 26, 2026 (the “Existing Articles”) to reflect the Increase of Share Capital, the Change of Voting Right of Class B Shares and other clarification changes.

This proposal is referred to as the “Charter Amendment Proposal” or “Proposal No. 3”

(iv)	following the Increase of Share Capital, to effect a reverse share split to the Company’s authorised issued and unissued Class A Shares by way of a consolidation (the “Share Consolidation”) at an exchange ratio which is no less than one-for-two (1:2) and no greater than one-for-one thousand (1:1000) (the “Further Revised RS Ratio”) such that the number of authorised issued and unissued Class A is decreased by the Further Revised RS Ratio and the par value of each authorised, issued and outstanding Class A is increased by the Further Revised RS Ratio (together, the “Further Revised Reverse Share Split”), with such Further Revised Reverse Share Split to be effected at such time and date, if at all, and at a precise Further Revised RS Ratio up to a maximum of one-for-one thousand (1:1000), in each case, as determined by the Directors at their discretion within a period of five years of obtaining the requisite shareholder approval for the Further Revised Reverse Share Split (the “Further Revised Effective Time”).

This proposal is referred to as the “Further Revised Reverse Proposal” or “Proposal No. 4”

(v)	in respect of any fractional entitlements to the issued consolidated shares resulting from the Further Revised Reverse Share Split, if so determined by the Directors in their sole discretion, the Directors be and are hereby authorised to settle as they consider expedient any difficulty which arises in relation to the Share Consolidation, including but without prejudice to the generality of the foregoing capitalising all or any part of any amount for the time being standing to the credit of any reserve or fund of the Company (including its share premium account and profit and loss account, to the extent as permitted by the applicable laws) whether or not the same is available for distribution and applying such sum in paying up unissued Class A Shares to be issued to shareholders of the Company to round up any fractions of Class A Shares issued to or registered in the name of such shareholders of the Company following or as a result of the Share Consolidation.

This proposal is referred to as the “Fractional Entitlements Proposal” or “Proposal No. 5”

The Class A Meeting and EGM will be held at Company’s office 12th Floor, Building 1, 16 Bailongjiang East Street, Jianye District, Nanjing City, Jiangsu Province, China. If approved, the change in the Company’s share capital and change of voting rights of Class B Ordinary Shares will become effective immediately upon approval by the Company’s shareholders.